UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: 16 March 2021, London, UK and Quebec City, Canada

Medicago and GSK start Phase 3 trial of adjuvanted COVID-19 vaccine candidate

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Trial to enrol up to 30,000 volunteers worldwide
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Fast Track designation granted by US FDA

Medicago, a biopharmaceutical company headquartered in Quebec City, and GlaxoSmithKline (GSK) are pleased to announce the start of Phase 3 clinical testing of Medicago's plant-derived COVID-19 vaccine candidate in combination with GSK's pandemic adjuvant, as part of the ongoing Phase 2/3 study. Medicago received approval from Canadian and US regulatory authorities to proceed with enrolment of healthy adults in the Phase 3 portion of the trial based on positive interim Phase 2 results.

"We are pleased to take the significant step of initiating the Phase 3 clinical trial at sites around the world," said Takashi Nagao, CEO and President of Medicago. "This brings us one step closer to delivering an important new COVID-19 vaccine and contributing to the global fight against the pandemic along with our partner GSK."

Thomas Breuer, Chief Medical Officer, GSK Vaccines said, "This advance to late stage clinical testing further reinforces our confidence in the adjuvanted vaccine candidate's potential to make a difference in the continued fight against COVID-19. We look forward to sharing results later this year."

Medicago's plant-derived vaccine candidate against COVID-19 uses Coronavirus-Like-Particle (CoVLP) technology with the vaccine composed of recombinant spike (S) glycoprotein expressed as virus-like-particles (VLPs) co-administered with GSK's pandemic adjuvant. Two doses of 3.75lg of CoVLP are administered 21 days apart.

The vaccine candidate, in combination with the pandemic adjuvant, was granted Fast Track designation by the U.S. Food and Drug Administration (FDA) on 17 February 2021. Fast Track designation allows the FDA to expedite the development and review of new medicines and vaccines intended to treat or prevent serious conditions and address an unmet medical need.

"The FDA's decision to grant Fast Track designation for Medicago's vaccine candidate will help us expedite our efforts to bring the first plant-derived COVID-19 vaccine to market, subject to regulatory approval," said Carolyn Finkle, Chief Operating Officer of Medicago. "We are grateful to the FDA and look forward to continuing to work with them as we move forward in our clinical trials, planned application for Emergency Use Authorisation and eventual vaccine licensure application process."

The Phase 3 portion of the study is an event-driven, randomized, observer-blinded, placebo-controlled, two-way cross-over design that will evaluate the efficacy and safety of the adjuvanted CoVLP formulation, compared to placebo. The study will enrol up to 30,000 subjects initially composed of healthy adults (18y to 65y) followed by elderly adults (65y+) and adults with comorbidities. The trial will take place in 10 countries pending regulatory approvals, starting with Canada and the United States, and will enrol males and females from ethnically and racially diverse populations.

The Phase 2 portion of the trial is approaching completion and results are expected to be made publicly available in April 2021.

GSK commitment to tackling COVID-19
GSK's response to COVID-19 has been one of the broadest in the industry, with two potential treatments in addition to our vaccine candidates in development.

GSK is collaborating with several organisations on COVID-19 vaccines by providing access to our adjuvant technology. In addition to our work with Medicago, a collaboration with Sanofi on an adjuvanted, protein-based vaccine candidate is now in Phase 2. An earlier stage collaboration with SK Bioscience is also ongoing. SK Bioscience receives funding from CEPI and the Bill and Melinda Gates Foundation to develop differentiated, affordable COVID-19 vaccines for supply globally through the COVAX facility. The use of an adjuvant can be of particular importance in a pandemic since it may reduce the amount of vaccine protein required per dose, allowing more vaccine doses to be produced and contributing to protecting more people.

GSK is also working with mRNA specialist, CureVac, to jointly develop next generation, multi-valent mRNA vaccines for COVID-19 with the potential to address multiple emerging variants in one vaccine. GSK will also support manufacturing of up to 100m doses of CureVac's first generation COVID-19 vaccine.

GSK is also exploring potential therapeutic or treatment options for COVID-19 patients. We are collaborating with Vir Biotechnology to develop existing and identify new anti-viral antibodies that could be used as therapeutic or preventive options for COVID-19. We recently reported that an Independent Data Monitoring Committee recommended that the Phase 3 COMET-ICE trial evaluating VIR-7831 as monotherapy for the early treatment of COVID-19 in adults at high risk of hospitalisation be stopped for enrolment due to evidence of profound efficacy, based on an interim analysis of data from the trial. We will now seek Emergency Use Authorization in the US and authorisations in other countries. We are also assessing whether an investigational monoclonal antibody, otilimab, can help severely ill COVID-19 patients aged over 70 who experience an overreaction of their immune system.

About Medicago
Medicago is on a mission to improve global public health using the power of plants. Founded in 1999 with the belief that innovative approaches and rigorous research would bring new solutions in healthcare, Medicago is a pioneer in plant-derived therapeutics. We are proudly rooted in Quebec, with manufacturing capacity in both Canada and the U.S. Our passionate and curious team of over 450 scientific experts and employees are dedicated to using our technology to provide rapid responses to emerging global health challenges, and to advancing therapeutics against life-threatening diseases worldwide.

For more information: www.medicago.com

About GSK
GSK is a science-led global healthcare company with a special purpose: to help people do more, feel better, live longer. For further information please visit www.gsk.com/about-us.

GSK enquiries:
Media enquiries:	Simon Steel	+44 (0) 20 8047 5502	(London)
	Tim Foley / Simon	+44 (0) 20 8047 5502	(London)
	Kristen Neese	+1 804 217 8147	(Philadelphia)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)

Analyst/Investor enquiries:	James Dodwell	+44 (0) 20 8047 2406	(London)
	Sonya Ghobrial	+44 (0) 7392 784784	(Consumer)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 4855	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the Company's Annual Report on Form 20-F for 2020 and any impacts of the COVID-19 pandemic.

Registered in England & Wales:
No. 3888792

Registered Office:
980 Great West Road
Brentford, Middlesex
TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: March 16, 2021

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc